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License Agreement

THIS AGREEMENT entered into this fourth day of October, 1993, by and between Erie Scientific Company, ("Erie"), a corporation organized under the laws of the State of Delaware, a wholly owner subsidiary of Sybron, Corporation, with offices locate at Portsmouth Industrial Par, Portsmouth new Hampshire 03801-5691 and Infectech, Inc. ("Infectech"), a corporation organized under the laws of the State of Delaware, with offices located at 1125 Cornelia Lane, Milford, Pennsylvania 18337, and at Suite 2, 87 Stambaugh Ave., Sharon, Pennsylvania 16146.

WITNESSETH

WHEREAS, a letter of patent of the United States No. 5,153,119 for a specialized method of speciating and identifying Mycoacterium avium-inracellulare (MAI) via paraffin slides PAEA/SI.C(tin) was issued to Robert Ollar on October 6, 1992 along with other U.S. and foreign patents and patent applications, developed by Infectech and/or Robert Ollar and Mitchell Felder, which are now pending (the foregoing patents and applications are collectively referred to hereinafter as the "Patents"); and

WHEREAS, Robert Ollar and Mitchell Felder assigned all right, title and ownership of such letter patents and patent applications, granted or now pending, to Infectech on October 17, 1992; and

WHEREAS Erie desires to manufacture, use and sell substrates coated with paraffin on an exclusive worldwide basis.

WHEREAS, the parties have entered into a Consulting Agreement for Erie's commercial development.

It is therefore agreed

1.  Executive license.    Infectech hereby grants to Erie the exclusive
right and license, worldwide, to manufacture, use nd sell paraffin coated slides for use in practicing the invention disclosed and claimed in the patents (hereinafter referred to as the "Licensed Products"). Erie shall use its best efforts to promote and sell Licensed Product slides.

 2. Royalties. Erie shall pay to Infectech a royalty of 15% (fifteen percent) of all gross sales ("gross sales" shall mean the total amount invoiced by Erie for the sale of a licensed Product less any returns and allowances, sales taxes and foreign taxes except foreign or United States income taxes, transportation expenses directly incurred in the shipment of Licensed Product including transportation insurance) of the Licensed Product when the manufacture, sale, use or intended use of the Licensed Product would otherwise be an infringement of at least one valid and enforceable claim of the Patents. No more than one royalty payment shall be due for each Licensed Product. Erie shall keep an accurate account of the Licensed Products manufactured, sold or used under the scope of the license granted hereunder and shall render a statement in writing to Infectech within 30 days after the end of each calendar quarter. Infectech shall have the right, at its own expense and not more often than twice each calendar year, to have the books and records of Erie examined by a Certified Public Accountant to verify the royalty statement and royalties due Infectech pursuant to this Agreement. If the accountant discovers that Erie has underpaid the royalties owed Infectech by more than five percent (5%) of the total royalty due, Erie shall reimburse Infectech for the fees paid to the accountant to examine Erie's books and records. Other than informing Infectech of the information needed by Infectech to determine the proper royalty payment and amount of royalties Erie should pay to Infectech, the accountant shall not disclose and information obtained from the examination of Erie's book and records. The accountant shall be required to sign a confidentiality agreement prior to any review.


3. Business Expenses. Erie shall be responsible for payment of all costs, fees and any other expense incurred by it related to the development, manufacture, sale marketing and any other expenses associated with the Licensed Product.



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4. Government Expenses.  Erie shall be responsible for payment of all costs, fees and any other expense related to the regulatory approval by the U.S. Government and any of it agencies, or any agency or government or regulatory body which requires approval before, during or after the sale of the Licensed Product.

5. Indemnification.

a) Erie agrees to defend, indemnify and hold harmless Infectech, it directors, officers, and employees from and against any liability, loss, damage, cost or expense (including attorney fees) by reason of any act or omission by Erie for any matter related to this Agreement.

b) Nothing contained in this Article shall be deemed to create any rights in any person or entity that is not a party to this Agreement.

6. Quality Assurance. Infectech shall have the right to determining the suitability and quality of any supplier and/or subcontractor providing any service related to this Agreement. In the event that Infectech finds the suitability and/or quality or any supplier and/or subcontractor to be objectionable, then Infectech shall notify Erie, in writing, after such determination. Erie shall then have 30 (thirty)days to provide to Infectech written notice of its intent to cure any such defect. In the event that Erie shall not be able or willing to cure such defect under the above provisions then this Agreement, shall, at the sole and exclusive option of Infectech, terminate in accordance with the provisions of 8(a).

7. Press Releases and Public Announcement. Infectech shall have the right to approve the timing and content of any press releases or public announcements of the existence of this Agreement.

8. Term. This Agreement shall terminate upon the expiration of the last of the Patents to expire or on the date the 1st of the Patents is declared unenforceable or invalid by a court or other body of competent jurisdiction and such declaration has become final and binding and Infectech has ceased to pursue an appeal of the declaration. This Agreement may also terminate in accordance with the following.


a) Abandonment. If after completion of the clinical trials, which event shall occur sixty (60) days following the notification, in writing, by Infectech to Erie that the testing of the slides is complete, Erie shall abandon the exploitation of the Licensed Product by failing for a period of one calendar quarter to sell a minimum of 100,000 (one hundred thousand) Licensed Product slide, Infectech may on 30 days' written notice to Erie terminate this License Agreement and the license granted hereunder without prejudice, however to the royalties due to Infectech hereunder. Erie can not sell licensed Product inventory in its possession in the event of agreement termination except to Infectech at Infectech's request.

b) Other Termination for Cause. In the event that Erie shall breach or fail to comply with any provision of this Agreement, for any reason whatever except for Force Majeure (as described in paragraph 14, below), and such default shall continue for a period of thirty (30) days after the giving of written notice thereof by Infectech to the Erie, specifying the default, or in the event that Erie shall commence a voluntary bankruptcy case concerning itself, or an involuntary bankruptcy case is commenced against Erie and the petition is not controverted within ten (10) days or is not dismissed within sixty (60) days after the commencement of the case, or a custodian is appointed for or takes charge of all or substantially all of the property of Erie, then, and in any one of such events, Infectech shall be entitled to terminate this Agreement, by giving notice thereof by telex or telefax, confirmed by registered prepaid mail or courier mail, addressed to Erie, such termination to be effective upon the giving of such notice with prejudice, however, to the royalties due to Infectech hereunder.

9. Arbitration. All disputes, controversies or differences arising out of or in connection with this agreement shall be finally settled under the Arbitration Rules of the American Arbitration Association by one arbitrator appointed in accordance with such Rules. The arbitration proceedings shall be held in Pittsburgh, Pennsylvania.

10. Assignments. This Agreement shall not be assignable by Erie to any third party except with the prior written consent of Infectech.

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11.  Binding nature.  The provisions of this Agreement shall be binding upon and inure to the benefit of each of the parties hereto and their respective successors and assigns.

12. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all which together shall constitute one and the same instrument.

13. Entire Agreement. This document is the complete and exclusive agreement between the parties. It supersedes all oral or written proposal and all other communications between the parties regarding the subject of this Agreement.

14. Force Majeure. Neither party shall be liable to the other party for any failure of or delay in performance of any of its duties hereunder due to any cause or circumstance which is beyond its control, including but without limiting the generality of the foregoing any such failure or delay as is caused by strikes, lockouts, fires explosions, shipwreck, Act of God or the public enemy, wars, riots, interference by military authorities and/or compliance with the orders of any relevant government authority.

15. Governing Law. This Agreement shall be governed by and construed in accordance with the orders of any relevant government authority.

16. Headings: The headings of the Articles of this Agreement are for the convenience of reference only and shall not define or limit the provisions thereof.

17. Joint Venture not Formed by this Agreement. This Agreement does not constitute an agreement for a partnership or joint venture between the parties. All expenses and costs incurred by Erie in meetings its obligations under this Agreement shall be solely those of Erie, and Infectech shall not be liable for their payment. Erie can make no commitment with third parties that are binding upon Infectech without Infectech's written consent and Erie in no way shall hold itself out as having that power.

18.  Confidentiality.   Erie, its agents, servants, representatives and
employees shall treat all work product in accordance with the Confidential Disclosure Agreement previously signed by the parties. This paragraph shall survive the expiration, termination, or cancellation of this Agreement.

19. Third party beneficiaries. Except for their proper heirs, successors, and assigns, the parties hereto intend that no third party shall have any rights or claims by reason of this contract.

20. Amendments. Amendments or additions to this Agreement shall not be valid unless made in writing and executed by both parties.

21. Notices. Each notice, request or demand given or required to be given pursuant to this Agreement shall be in writing and shall be deemed sufficiently given (a) when mailed if deposited in the United States mail, certified, return receipt requested and addressed to the address of the intended recipient set forth on the first page hereof or to such address as may be specified in writing by the parties hereto or
(b) when actually received if given by other means, whichever is earlier.


IN WITNESS WHEREOF and intending to be legally bound the parties hereto have executed this Agreement below.


INFECTECH, INC.
By:  Mitchell S. Felder, M.D.
Title:  Executive V.P. -Infectech, Inc.
Date:  11/12/93


ERIE SCIENTIFIC COMPANY
By:  Mark F. Stuppy
Title:  Vice President-Marketing
Date:  11/18/93